Exhibit 99.14

Elemental Altus Royalties Announces Acquisition of New Royalty Being Advanced by Rio Tinto Exploration

Vancouver, British Columbia--(Newsfile Corp. - May 8, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") is pleased to announce the acquisition of up to a 1.40% net smelter return royalty ("NSR") from Aterian Plc ("Aterian") over the HCK Lithium Project in the Republic of Rwanda ("Rwanda") currently under a Joint Venture agreement with Rio Tinto Mining and Exploration Ltd ("Rio Tinto").

Highlights:

● New 1.25%-1.40% lithium NSR royalty acquired by Elemental Altus

● Royalty covers HCK Project in Rwanda operated and managed by Rio Tinto

● Option to be granted second royalty on additional Musasa lithium permit in Rwanda

Frederick Bell, CEO of Elemental Altus, commented:

"We are excited to add another highly prospective exploration royalty to the portfolio which is being advanced by Rio Tinto. Historical work at the HCK project has identified 19 separate LCT (lithium- caesium-tantalum) pegmatite zones offering the prospective scale necessary to attract a major partner such as Rio Tinto. We look forward to following the developments at site as valuable data is collected on the lithium, tantalum, tin, and niobium prospects to understand the exploration potential and define drill targets.

The transaction was completed on a non-cash basis allowing Elemental Altus to maintain its cash balance. We are also supporting Aterian, who operates a number of the Company's royalties, strengthening its balance sheet by extinguishing debt."

Transaction Summary

In exchange for a non-cash consideration of £200,000 via extinguishment of existing debt, Aterian has transferred no less than a 1.25% NSR, capped at US$31.25 million over a larger area, or up to 1.4% NSR, capped at US$35 million over a reduced area, to Elemental Altus Royalties. The amount of the transfer is dependent upon the royalty coverage ("Licence Base") being either greater or less than 3,100 hectares. The Licence Base is defined as the total aggregate number of hectares of land under exploration permit covered by HCK (2,750 hectares currently granted and royalty issued to the Company) and the Musasa Project (permit pending approval). Should the Licence Base exceed 3,100 hectares then the NSR will be apportioned 1.25% to Elemental Altus, whereby the Company will have two royalties granted on both the HCK and Musasa licences on substantially the same terms. Should the Licence Base not exceed 3,100 hectares then the NSR will be 1.40% covering just the HCK licence.

The HCK Project

Kinunga Mining Limited (a JV between Aterian (70%) and HCK Mining Company Limited (30%), a private, non-related Rwandan registered entity) holds a 2,750-hectare exploration licence in southern Rwanda. The licence is located approximately 65 km southwest of Kigali and 20 km northwest of Huye, within the Southern Province, straddling the Nyanza and Huye District boundaries. On August 1st 2023, Aterian signed a definitive Earn-In Investment and Joint Venture Agreement with Rio Tinto and Kinunga Mining Ltd. The Agreement is for the exploration and development of lithium and by-products and outlines an option for Rio Tinto to invest US$7.5 million in two stages to earn up to a 75% interest.

About Aterian

Aterian is an LSE-listed exploration and development company with a diversified African portfolio of critical metals projects. Elemental Altus owns approximately 16% of the issued shares of Aterian, together with rights to subscribe for new shares comprising approximately 6% of the share capital of Aterian. In addition to this, the Company holds a number of royalties over other projects owned by Aterian. Collingwood Capital Partners acted as financial advisor to Aterian in the sale of the HCK royalty.

Appointment of Corporate Secretary

Elemental Altus is pleased to announce the appointment of David Baker to the position of Corporate Secretary. David is currently the Chief Financial Officer of the Company and has 13 years' experience in mining corporate finance, starting his career at BMO Capital Markets.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca.

TSXV: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/208364